

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28 , 2007

<u>via U. S. Mail and facsimile</u>

Mr. Scott Caldwell
President, Chief Executive Officer and
Chief Financial Officer
Allied Nevada Gold Inc.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

> Re: Allied Nevada Gold Inc.
> Amendment No. 2 to Registration Statement on
> Form 10
> Filed March 16, 2007
> File No. 001-33119

Dear Mr. Caldwell:

We have reviewed your amended filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to the amendments and new rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Please revise the disclosure in your filing and provide the disclosure required by Items 402, 403, 404 and 407 of Regulation S-K. Please refer to Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A and the Compliance and Disclosure interpretations relating to the new rules that are available on our website, http://www.sec.gov.

Balance Sheet, page F-3

2.   As a newly formed registrant, Allied Nevada Gold Corp. is required to include within the Form 10 audited financial statements as of a date less than 135 days before the initial filing date of the registration statement. Refer to Rule 3-01(a) of Regulation S-X and provide an audited balance sheet in compliance with the Regulation S-X.

Vista Gold Corp. – Nevada exploration properties (An Exploration Stage Enterprise)

Consolidated Statements of Loss, page F-7

3.   To avoid investor confusion, please separate the Interest and other income and Income earned during exploration stage line items from within the Costs and expenses caption and the subtotal presented. This comment also applies to your pro forma financial information presentation.

3. Summary of Significant Accounting Policies, page F-10

(h) Asset retirement obligation and closure costs, page F-11

4.   We note your statement that "Where the Company has an insurance policy in place to cover changes in the legal obligations associated with the retirement of long-lived assets which have previously been expensed, increases to the fair value of such obligations are recognized at the end of the period with a corresponding amount recorded as an amount recoverable from the insurance company." Based on this expanded disclosure and further consideration of your previous responses regarding this insurance policy and how you have accounted for it, it does not appear that you have reported your asset retirement cost in accordance with FAS 143. In this regard, you may not increase the asset retirement obligation without a similar increase to the associated property account. Refer to paragraph 15 of FAS 143. In addition, please refer to paragraph 16 of FAS 143 regarding how insurance policies affect reporting under the standard. Please revise your presentation of your asset retirement obligation accordingly or further demonstrate how your presentation complies with the accounting literature.

5. Mineral Properties, page F-13

(a) Maverick Springs, page F-14

5.   We note your expanded disclosure which states that "During the years ended December 31, 2006 and 2005, the Company recorded $342,308 and $144,285 in recoveries from SSRI, of which $96,420 is included in accounts receivable (See also Note 18). The total recoveries to date from SSRI are $1,864,569 which are offset against exploration expenditures recorded within the consolidated statement of loss." Please

expand your disclosure to explain the nature of these recoveries and tell us how you account for these recoveries and the applicable accounting literature that supports your presentation. In this regard, please specifically address your consideration of the guidance in EITF 01-14.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct questions in regard to the accounting issues to Jennifer Goeken at (202) 551-3721, or in her absence, Jill Davis, Branch Chief, at (202) 551-3683. Please direct any other questions to Mellissa Campbell Duru at (202) 551-3757, or in her absence, me at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Davis
    J. Goeken
    M. Duru